UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68346

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 AND ENDING 03/31/26
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elara Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Ave Suite 1900
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Somekh   646-808-9217   david.somekh@elarasecurities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman and Company CPAs, PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road Ste 32 Marietta   GA   30062
(Address)   (City)   (State)   (Zip Code)

06/25/2009   1952
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Somekh, [redacted] affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elara Securities, Inc., as of 03/31, 2026, is true and correct. I further [redacted] affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida County of BROWARD

Sworn to (or affirmed) and subscribed before me by means of online notarization, this 06/04/2026 by David Maurice Somekh.

Ana R Valentin Hernandez

Ana Ruth Valentin Hernandez

___ Personally Known OR __✓ Produced Identification

Type of Identification Produced PERMANENT RESIDENT CARD

Notarized remotely online using communication technology via Proof.

Signature: [signature]

Title: President

NOTARY PUBLIC · STATE OF FLORIDA

ANA RUTH VALENTIN HERNANDEZ
Notary Public - State of Florida
Commission # HH584464
Expires on August 19, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2026

With Report of Independent Registered Public Accounting Firm

Elara Securities Inc
Table of Contents
March 31, 2026

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Elara Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Elara Securities, Inc. (the Company) as of March 31, 2026, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Elara Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

Emphasis of Matter
As more fully disclosed in Note 9, on May 18, 2026, the Board of Directors approved a resolution to "take all actions necessary or appropriate to effectuate the voluntary surrender and withdrawal of the Corporation's broker-dealer registration and memberships. Further to this, the Company intends to cease all operations and liquidate the Company's assets. These financial statements for the year ended March 31, 2026, have been prepared using the going concern basis of accounting, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompany financial statements do not include any adjustments that might result from the subsequent liquidation decision. The adoption of the liquidation basis of accounting on May 18, 2026, is expected to result in material adjustment to the carrying values of the Company's assets and liabilities. Our opinion is not modified with respect to that matter.

Basis for Opinion
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Elara Securities, Inc. as of March 31, 2026 in accordance with accounting principles generally accepted in the United States of America.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
June 1, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2026

Assets

Cash and cash equivalents	$	402,165
Accounts Receivable and Due from related parties		60,087
Furniture and equipment, net		624
Prepaid expenses and other assets		12,735
Total Assets	$	475,611

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	9,880
Total Liabilities	$	9,880
Stockholder's Equity		
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value		10
Additional paid-in-capital		3,841,327
Retained earnings (deficit)		(3,375,606)
Total stockholder's equity		465,731
Total Liabilities and Stockholder's Equity	$	475,611

The Notes to Financial Statements are an integral part of this statement.

Revenue from Contracts with Customers:
Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The company performs fundraising activities (including for funds) and may also provide mergers/acquisition services. No revenue earned from these services for the twelve months ending March 31, 2026.

Facilitation revenue:
The Company shares revenue with its related party via a joint venture Agreement. The Company markets mandates of the related party to clients/introduces clients to its related party and is paid a percentage of the success fee earned by its related party. The fee is recognized upon the deal closing/success. The fee is based on the contribution of the Company to the deal. No revenue earned from these services for the twelve months ending March 31, 2026.

Investment Brokerage Fees (Gross):
The Company is approved to earn sales/trading fees for trades executed at the request of its related party. Fees are based on a percentage of the trade and are recognized at the point in time that the trade occurs. The Company is also approved to perform riskless principal transactions (buying low and selling high, matching buyer/seller), among other strategies, there were no riskless principal transactions for the year ending March 31,2026.

Accounts Receivable and Due from Related Parties
Accounts receivable and due from related parties are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from its customers or related parties. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has no (2025: Nil) trade receivable at March 31, 2026, or Amounts due from Elara Capital Plc and it has $60,087 due from its parent for shared expenses.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted FASB ASC 740-10, under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that it has no uncertain tax positions at March 31, 2026.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from a net operating loss carryforward and temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of the net operating loss carryforward and timing difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

Revenue from Contracts with Customers:
Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The company performs fundraising activities (including for funds) and may also provide mergers/acquisition services. No revenue earned from these services for the twelve months ending March 31, 2026.

Facilitation revenue:
The Company shares revenue with its related party via a joint venture Agreement. The Company markets mandates of the related party to clients/introduces clients to its related party and is paid a percentage of the success fee earned by its related party. The fee is recognized upon the deal closing/success. The fee is based on the contribution of the Company to the deal. No revenue earned from these services for the twelve months ending March 31, 2026.

Investment Brokerage Fees (Gross):
The Company is approved to earn sales/trading fees for trades executed at the request of its related party. Fees are based on a percentage of the trade and are recognized at the point in time that the trade occurs. The Company is also approved to perform riskless principal transactions (buying low and selling high, matching buyer/seller), among other strategies, there were no riskless principal transactions for the year ending March 31,2026.

Accounts Receivable and Due from Related Parties
Accounts receivable and due from related parties are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from its customers or related parties. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has no (2025: Nil) trade receivable at March 31, 2026, or Amounts due from Elara Capital Plc and it has $60,087 due from its parent for shared expenses.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted FASB ASC 740-10, under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that it has no uncertain tax positions at March 31, 2026.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from a net operating loss carryforward and temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of the net operating loss carryforward and timing difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

Income Taxes (continued.)

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents as highly liquid investments with maturities of 90 days or less that are not held for resale.

2.   Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a jointly owned by Elara Capital Plc- a Corporation established under the laws of the United Kingdom and Elara Capital (Mauritius) Limited (wholly owned subsidiary of Elara Capital Plc). Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company has entered into an agreement with its Parent whereby the Company will pay the overhead and operational expenses of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such expenses allocated to the parent under the Expense sharing Agreement for the year ended March 31, 2026, plus other direct payments to vendors by the company on the parent's behalf was $21,477. The Expenses allocated under the ESA are recorded as a reduction of expenses on the statement of operations. The total amount due from the Parent was $60,087 at March 31, 2026 and is included in the amount due from related parties in the statement of financial condition.

During the year ended March 31, 2026, the Company earned $948 (100% of the Company's revenue) from its related party for share of its transactions that the Company was involved in, at March 31, 2026.

The amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3.   **Property and Equipment**

Property and equipment consists of the following at March 31, 2026:

Office equipment	$	9,830
Addition		-
Disposal		-
Less: accumulated depreciation		(9,206)
Furniture and equipment - net	$	624

Depreciation expense charged to operations amounted to $300 for the year ended March 31, 2026.

4.   **Income Taxes**

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2026:

Current expense	
Federal	-
State	-
Provision/(benefit) for income taxes	$ -

The Company's deferred tax assets at March 31, 2026 are as follows:

We believe that it is more likely than not that the benefit from $4,054,755 in Federal and state $2,414,852 Net Operating Loss carryforwards will not be realized. Company Net Operating losses from years 2010 through 2017, are $1,862,404 and expire in 20 years between 2030 and 2037. Net Operating losses between 2018-2020 in the amount of $1,255,220 do not expire. Net Operating Losses between 2021-2025, are $894,346 and do not expire but are limited to 80% of taxable Income. In recognition of this risk, we have provided a valuation allowance of $1,337,638 on the deferred tax assets related to these Federal and state NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of March 31, 2025, will be accounted for as a reduction of income tax expense and be recorded as an increase in equity. The Company's current year income tax benefit is $141,449 which has been reduced to zero via current year valuation allowance.

Elara Securities, Inc
Notes to Financial Statements
March 31, 2026

5.   **Operating Lease**

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a moth to month operating lease, for office and secretarial space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short- term leases on a straight-line basis over the lease term.
Other information related to leases as of March 31, 2026:

The average discount rate is 5%.

The Company had a 12 month lease for its office space under a non-cancelable operating lease from January 1, 2023 through December 31, 2023, which is currently month to month. Office rent expense was $37,620 for the fiscal year ending March 31, 2026.

6.   **Concentration and Other Risks**

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

For the year ended March 31, 2026, 100% of the Company's revenue was derived from one customer.

7.   **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2026, the Company had net capital and minimum net capital required of $392,215 and $250,000, respectively. The Company's ratio of net capital to indebtedness was 0.0252 to 1.

8.   **Retirement Plan**

The Company has a 401K retirement plan. The plan has a required 3% Non-Elective Safe Harbor employer contribution, and allows discretionary employer contributions as well, The Company contribution for the year ending March 31, 2026 was $6,562 and is included as Salary and Benefits on the Statement of operations.

9.   **Subsequent Events and Going Concern Plan of Liquidation**

The Company has evaluated subsequent events through June 01, 2026, the date of financial statement issuance.

On May 18, 2026, the Board of Directors approved a resolution to "take all actions necessary or appropriate to effectuate the voluntary surrender and withdrawal of the Corporation's broker-dealer registration and memberships". Further to this, the company intends to cease all operations and liquidate the Company's assets. The company plan calls for the orderly disposal of the Company's assets, settlement of liabilities with creditors, and distribution of any remaining proceeds to shareholders. Management is targeting the liquidation process to be completed by August 31 2026. The likelihood is remote that execution of the liquidation plan will be blocked or that the Company will return from liquidation. As a result, liquidation is considered imminent as of May 18, 2026, and the Company will adopt the liquidation basis of accounting in accordance with ASC 205-30 for financial statements covering periods after that date.

These financial statements for the year ended March 31, 2026 have been prepared using the going concern basis of accounting, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments that might result from the subsequent liquidation decision. The adoption of the liquidation basis of accounting is expected to result in material adjustments to the carrying values of the Company's assets and liabilities.

10. **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment Brokerage, Chaperoning / Facilitation. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external customer in 2026.